Filed by Duke Energy Corporation
                   Pursuant to Rule 425 under the Securities Act of 1933
                                And Deemed Filed Pursuant to Rule 14a-12
                               Under the Securities Exchange Act of 1934

                             Subject Company:  Duke Energy Holding Corp.
                                          Commission File No. 333-126318

[GRAPHIC OMITTED]                                     [GRAPHIC OMITTED]


August 2, 2005       CINERGY MEDIA CONTACT:                Steve Brash
                     Phone:                                513/287-2226
                                                           Angeline Protogere
                     Phone:                                317/838-1338
                     DUKE ENERGY MEDIA CONTACT:            Peter Sheffield
                     Phone:                                980/373-4503
                     24-Hour:                              704/382-8333

          CINERGY, DUKE SEEK MERGER APPROVAL FROM KENTUCKY REGULATORS;
             FILE TESTIMONY IN INDIANA AND OHIO MERGER APPLICATIONS

CINCINNATI - Cinergy Corp. (NYSE:CIN) and Duke Energy (NYSE:DUK) announced today that they have filed a joint application and testimony with the Kentucky Public Service Commission seeking approval of their merger agreement.

Testimony in support of merger applications has also been filed with the Indiana Utility Regulatory Commission and the Public Utilities Commission of Ohio outlining the benefits of the merger and commitments that Cinergy is making to the three states it serves. Among the commitments included are:

     o To maintain reliability and customer service for customers in Kentucky, Indiana, and Ohio

     o To share net merger savings with customers through rate credits in all three states

     o To continue proactive economic development programs and support for state and local economic development activities in all three states

     o To continue involvement in local communities, through charitable giving and other contributions

     o To provide the regulated utilities in all three states with insulation from activities of other affiliated companies and protection against cross-subsidization.

With today's filing, merger applications have now been filed in all five states to be served by the combined company and with the Federal Energy Regulatory Commission.

                                     (more)

Page 2.  Cinergy, Duke seek merger approval

In the Kentucky application, as well as in the Indiana and Ohio testimony, the companies said the merger will be seamless to customers of Cinergy's Kentucky, Indiana and Ohio utilities, The Union Light, Heat and Power Company, PSI Energy, and The Cincinnati Gas & Electric Company. Further, the companies emphasized that the merger will enhance the Cinergy utilities' ability to supply reliable gas and electric service to its customers at competitive rates. The combination of the two companies will result in cost savings and operational synergies that will be shared with retail customers in all three states.

"ULH&P's, PSI's and CG&E's role in providing reliable energy service, community involvement and economic development will continue as it has in the past," said Greg Ficke, president of ULH&P and CG&E.

"Also, our customers can count on the high quality of service they have come to expect, as both Cinergy and Duke rank highly in customer satisfaction surveys," added Kay Pashos, president of PSI.

The merger will have no effect on the regulation of gas and electric distribution service by the Kentucky, Indiana, and Ohio utility commissions, which will continue to set retail rates. The increased scope and scale of the merged company will make it financially stronger and will permit best practices to be shared across the entire organization.

The companies anticipate a ruling from the Kentucky PSC within 120 days. The transaction is expected to close in mid-2006, after state and federal regulatory approvals are received.

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Page 3.  Cinergy, Duke seek merger approval

ULH&P serves approximately 145,000 customers in six Northern Kentucky counties and is an affiliate of Cinergy Corp., which has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's regulated public utilities in Ohio, Indiana, and Kentucky serve 1.5 million electric customers and about 500,000 gas customers. In addition, its Indiana regulated company owns 7,000 megawatts of generation. Cinergy's competitive commercial businesses have 6,300 megawatts of generating capacity with a profitable balance of stable existing customer portfolios, new customer origination, marketing and trading, and industrial-site cogeneration. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.
       -------------------

                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the



Page 4.  Cinergy, Duke seek merger approval

combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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